Exhibit 99.3

ANNEXURE-III

SUMMARY OF PROCEEDINGS OF THE MEETING OF EQUITY SHAREHOLDERS OF THE COMPANY HELD ON TUESDAY, OCTOBER 11, 2022, THROUGH VIDEO CONFERENCING/ OTHER AUDIO-VISUAL MEANS, PURSUANT TO THE ORDER DATED AUGUST 26, 2022 OF THE HON’BLE NATIONAL COMPANY LAW TRIBUNAL, MUMBAI BENCH, IN CONNECTION WITH THE PROPOSED SCHEME OF ARRANGEMENT BETWEEN THE COMPANY AND ITS SHAREHOLDERS

The meeting of the equity shareholders of Vedanta Limited (“the Company”) was held on Tuesday, October 11, 2022 at 3.00 p.m. (IST) through Video Conferencing (“VC”)/ Other Audio Visual Means (“OAVM”) (“Meeting”), pursuant to the Order dated August 26, 2022 in the matter of Scheme of Arrangement between the Company and its shareholders, passed by the Hon’ble National Company Law Tribunal, Mumbai Bench (“Tribunal”) (“Order”).

The Meeting commenced at 03:00 P.M. IST and concluded at 03:57 P.M. IST (including the time allowed for e-voting at the Meeting).

As set out in the Notice convening the Meeting (“the Notice”), the Tribunal had appointed Mr. Upendra Kumar Sinha, Independent Director of the Company, to be the Chairperson for the Meeting (“the Chairperson”). Mr. Sinha chaired the Meeting and extended a warm welcome to all the equity shareholders attending the Meeting through VC/OAVM.

Before commencing the proceedings, the Chairperson introduced the Board of Directors and Key Managerial Personnel of the Company present at the Meeting and confirmed that all Directors of the Company except Mr. Anil Agarwal were present at the Meeting. Leave of absence was granted to Mr. Anil Agarwal. All the Panel Members attended from their respective locations. Further, the representatives of Statutory Auditors, Secretarial Auditors, Legal Advisors, and the Scrutinizer for the Meeting were also present at the Meeting.

As per the records of attendance, 194 equity shareholders of the Company attended the Meeting. As the requisite quorum was present, the Chairperson called the Meeting to order.

Ms. Prerna Halwasiya, Company Secretary & Compliance Officer of the Company, welcomed the equity shareholders and inter alia briefed them on the general instructions relating to their participation at the Meeting through audio-visual means and the fact that the Company had taken all feasible efforts for conducting this Meeting in a smooth manner to enable participation and voting through electronic mode. In this regard, the facility to view the proceedings of the Meeting was made available for the equity shareholders.

The equity shareholders were further requested to refer to the instructions provided in the Notice and the FAQs available on the Company’s website and National Securities Depository Limited (“NSDL”) website for seamless participation through VC/OAVM.

It was also informed that in terms of the Order, the Notice convening the Meeting, copy of the Scheme, Statement under Section 230 read with Section 102 and other applicable provisions of the Companies Act, 2013 (“the Act”) and Rule 6 of the Companies (Compromises, Arrangements and Amalgamations) Rules, 2016 along with all annexures to Statement had been sent to through electronic mail to those equity shareholders whose email addresses are registered with the Company/ Depositories/ Registrar and Transfer Agent of the Company.

A copy of the Notice and the accompanying documents were also placed on the website of the Company and can be accessed at: www.vedantalimited.com; the website of NSDL viz. www.evoting.nsdl.com, being the agency appointed by the Company to provide e-voting and other facilities for the Meeting and the website of the Stock Exchanges, i.e., BSE Limited and National Stock Exchange of India Limited viz. www.bseindia.com and www.nseindia.com, respectively. With the consent of the equity shareholders present at the Meeting, the Notice and all accompanying documents as sent to the equity shareholders through electronic mail was taken as read.

The equity shareholders were further informed that in terms of the directions of the Tribunal given under the Order and Regulation 44 of the SEBI Listing Regulations read with Section 108 of the Act and Rule 20 of the Companies (Management & Administration) Rules, 2014 as amended from time to time, the Company had provided the facility

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

to its equity shareholders to exercise their right to vote on the resolution proposed in the Notice to be passed at the Meeting by electronic means. The equity shareholders had the facility and option of voting on the resolution proposed in the Notice by casting their votes through: (a) e-voting system available at the Meeting to be held virtually (“e-voting at the Meeting”); or (b) by remote electronic voting (“remote e-voting”).

The remote e-voting period before the date of Meeting commenced on Thursday, October 06, 2022 (09:00 a.m. IST) and ended on Monday, October 10, 2022 (05:00 p.m. IST). The equity shareholders who did not cast their votes through remote e-voting, were also permitted to cast their votes during the course of Meeting through the e-voting at the Meeting provided by NSDL as detailed in the Notice.

In terms of the Notice, the following item of business was transacted at the Meeting:

S. No.	ITEM TRANSACTED

1.	To consider and approve the Scheme of Arrangement between Vedanta Limited and its shareholders under Section 230 and other applicable provisions of Companies Act, 2013

The equity shareholders were given an opportunity to speak at the Meeting by registering themselves as the speaker as per the procedure detailed in the Notice. The equity shareholders who had registered before-hand and conveyed their willingness to speak at the Meeting, were sequentially invited to express their views or ask questions and seek clarification(s). Appropriate responses/ clarifications were provided to the questions/ queries raised by the equity shareholders. The equity shareholders were also provided the facility to post their suggestions, feedbacks or questions through a dedicated Chat box that was available below the Meeting screen during the conduct of the Meeting.

Post the Question & Answer Session, the Chairperson authorized Ms. Prerna Halwasiya to carry out the e-voting process at the Meeting, conclude the Meeting and further authorized her to declare the voting results, intimate the results of the Meeting to the stock exchanges within the statutory timelines and place the same on the website of the Company.

The Chairperson then extended his gratitude to the equity shareholders, Board of Directors, Auditors, and members of the management team for attending and participating in the Meeting.

The e-voting facility was kept open for next 30 minutes post the conclusion of the proceedings of the Meeting to enable the equity shareholders to cast their votes.

Pursuant to the Order, Mr. Upendra C. Shukla, Practicing Company Secretary (FCS No.2727, CP No.1654), had been appointed as the Scrutinizer to supervise the e-voting process in a fair and transparent manner.

The Meeting was concluded at 03:57 p.m. IST (including the time allowed for e-voting at the Meeting) with a vote of thanks to the equity shareholders.

The resolution stated in the Notice was passed by the equity shareholders with requisite majority.

The details of voting results on the resolution set out in the Notice and the Consolidated Scrutinizer’s Report as received from the Scrutinizer are placed as Annexure-I and Annexure-II respectively and also available on the Company website at www.vedantalimited.com, on the website of NSDL at www.evoting.nsdl.com and on website of the stock exchanges www.nseindia.com and www.bseindia.com.

This is for your information and records.

For Vedanta Limited

Prerna Halwasiya

Company Secretary & Compliance Officer

VEDANTA LIMITED

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai – 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394